800 Westchester Avenue, Suite S-710

Rye Brook, New York 10573

August 6, 2015

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Trust (File No. 333-149351 and File No. 811-22185) IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrants”)

Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on July 10, 2015 to Gregory Xethalis of Katten Muchin Rosenman LLP1 regarding the Registrants’ 2015 Annual Reports to Shareholders (the “Shareholder Reports”). On behalf of the Registrants, your comments and the Registrants’ responses thereto are provided below.

IQ Canada Small Cap ETF, a series of IndexIQ ETF Trust

Comment 1: The Fund’s Shareholder Report indicates that the Fund has significant investments in the energy and materials sectors.  Please explain why these investments are not disclosed in the principal investment strategies and principal risk factors of the Fund’s Prospectus.

Response: The Fund’s Prospectus includes disclosure regarding the Risks of Investing in Canada. This disclosure notes that the “Canadian economy is highly dependent on the demand for and price of natural resources” and that the “Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources and any changes in these sectors could have an adverse impact on the Canadian economy.”

In connection with the Fund’s upcoming annual update, the Registrant will incorporate additional disclosure regarding the energy and materials sectors.

[1]	Mr. Xethalis and the legal team representing the Registrants are now with Kaye Scholer LLP.

IQ Hedge Multi-Strategy Plus Fund, a series of IndexIQ Trust

Comment 2: In the Notes to the Financial Statements, please disclose the applicable expiration date for the Expense Limitation Agreement in Note 3.

Response: The Registrant will incorporate this disclosure in future Shareholder Reports. The Registrant notes that the expiration date for the Expense Limitation Agreement is currently disclosed to investors in the Fund’s Prospectus.

All Series of IndexIQ Trust and IndexIQ ETF Trust

Comment 3: In the Notes to the Financial Statements supplemental section regarding Board of Trustees and Officers, please include a statement that additional information is available the Trustees in the Statement of Additional Information, which is available free of charge by visiting www.indexiq.com or by calling 1-888-934-0777.

Response: The Registrants will incorporate this disclosure in future Shareholder Reports.

IQ US Real Estate Small Cap ETF, a series of IndexIQ ETF Trust

Comment 4: We note that IQ US Real Estate Small Cap ETF reported a return of capital.  Please confirm that Rule 19a-1 Notices (noting that a distribution included funds sourced from other than net investment income) were provided to shareholders in advance of the Return of Capital distribution.

Response: In connection with each distribution that included a return of capital, the Fund posted to its website information required to be provided to shareholders by Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder. The Registrant notes that it is currently in the process of preparing a new form for its Rule 19a-1 Notices to update the disclosures and the process for providing this information to shareholders.

If you have any questions or comments in connection with the foregoing, please contact Matthew V. Curtin at (914) 481-8397.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary